UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 1, 2025, Skillful Craftsman Education Technology Limited (the “Company”) entered into an Employment Agreement (the “Fu Agreement”) with Mr. Bin Fu, the Company’s Chief Executive Officer, to renew his service in such position for a one-year term. Under the terms of the Fu Agreement, Mr. Fu will receive an annual salary of $60,000, payable quarterly, and will be eligible for an annual cash bonus in the Board’s sole discretion.

On October 1, 2025, the Company entered into an Employment Agreement (the “Chen Agreement”) with Mr. Dawei Chen, the Company’s Chief Financial Officer, to renew his service in such position for a one-year term. Under the terms of the Chen Agreement, Mr. Chen will receive an annual salary of $60,000, payable quarterly, and will be eligible for an annual cash bonus in the Board’s sole discretion.

The foregoing descriptions of the Fu Agreement and Chen Agreement (collectively, the “Agreements”) are only a summary of the terms of the Agreements and do not purport to be a complete description of such documents, and are qualified in their entirety by reference to the Agreements, copies of which are attached as exhibits hereto and which are incorporated by reference into this report.

Exhibit Index

Exhibit Number	Description
10.1	Employment Agreement by and between the Company and Bin Fu dated October 1, 2025
10.2	Employment Agreement by and between the Company and Dawei Chen dated October 1, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: October 7, 2025

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